Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

October 16, 2023

The following changes were made in this Amendment:

Changes to Principals

Naveed Shah – Removed

Dinesh Bhagwan Sadarangani – Added as Chief Compliance Officer

Changes to Schedule B, Section II Item 13B

Ledgeredge Ltd – Removed from Execute or Trade section

TFS SA – Removed from Execute or Trade section

TRADEWEB JAPAN KK – Added to Execute or Trade section

TRADEWEB EUROPE LTD – Added to Execute or Trade section

Korea Securities Depository – Removed from Custody, Clear, or Settle section

Cboe Clear Europe N.V. – Updated name from Cboe Clear Europe in Custody, Clear, or Settle section

Updated Legal Opinion Pursuant to Exchange Act Rule 15Fb2-4(c)(1)(ii)